March 29, 2007

Ms. Theresa Messinese

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VCG Holding Corp.

File No. 0-50291

Form 10-K for fiscal year ended December 31, 2005

Dear Ms. Messinese:

We have discussed the conversation that we had earlier this month in regards to the accounting policy on the allocation licenses and goodwill on the purchase of nightclubs under paragraph 39 of SFAS 141. As we discussed the licenses have no determined life except if you loss the license then it becomes an impairment issue. We did some research on liquor and entertainment licenses and found that entertainment licenses are a zoning issue and liquor may or may not be allowed. The liquor licenses in all cases must be applied for and qualified if allowed in the stated location, with two exceptions: 1) Arizona a license can be purchased and transferred and later denied if the purchaser becomes disqualified, 2) Texas the license is granted to a separate corporation that holds a license for a qualified location as a beverage company and can be transferred for the original cost of the license. The purpose of the beverage company is to control the purchase of the alcoholic beverages and the operations of the nightclubs and their value is in a separate company. Upon reviewing this information we concluded that would allocate cost to the licenses based on our experience in Arizona. We purchased an LLC in Arizona who only asset was the liquor license and the value on the books was $100,000 and that is what we paid. We sold our Arizona nightclub in January of 2007 and the purchaser paid us $200,000 for the license. They were able to operate the next day and had a review with the Arizona in March of 2007 in which they were allowed to continue to operate and renew the license. Based on this information the table below outlines how we have reallocated part of goodwill on our purchased nightclubs, including the acquisition in October 2006, to licenses on the consolidated balance sheet. We also have the disclosure for the Licenses in our accounting policies for our December 31, 2006 consolidated financial statements.

The purchased nightclubs before reallocation:

	Goodwill	Licenses
Platinum of Illinois	$1,916,896	$—
Indy Restaurant Concepts, Inc.	1,408,932	—
Epicurean Enterprises, LLC	100,000	95,838	(1)
VCG Restaurant Denver, Inc	1,000,000	35,272	(1)
Glenarm Restaurant, LLC	4,994,177	26,227	(1)
VCG CO Springs, Inc.	800,000	200,000	(2)

(1)	The amount in licenses represents our costs at acquisition including any zoning work and legal fees for transfer.
(2)	This club was acquired in 2006 and we had no fees and allocated $200,000 of the purchase price to Licenses

The purchased nightclubs after reallocation:

	Goodwill	Licenses
Platinum of Illinois	$1,816,896	$100,000
Indy Restaurant Concepts, Inc.	1,308,932	100,000
Epicurean Enterprises, LLC	—	195,838
VCG Restaurant Denver, Inc	900,000	135,272
Glenarm Restaurant, LLC	4,894,177	126,227
VCG CO Springs, Inc.	800,000	200,000

Accounting Policy

Licenses

The Company adopted the Statement of Financial Accounting Standards (“SFAS”) Nos. 141 and 142 “Business Combinations” and “Goodwill and other Intangible Assets” on April 30, 2002. Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the guidance of Statement 142, other Intangible Assets are no longer subject to amortization over its estimated useful life. Rather, Liquor and Entertainment Licenses as they have no estimated useful life will be subject to at least an annual assessment for impairment by applying a fair value base test. This is amendment and or clarification to the adoption of our accounting policy under of this statement did not have a material effect on the financial position or results of operations of the Company. We reallocated a portion of the Goodwill to Licenses ($500,000) effective fiscal December 31, 2006.

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Very Truly Yours,

/s/ Donald W. Prosser
Donald W. Prosser CPA
Chief Financial Officer